JAMES I. BLACK & COMPANY

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

December 31, 2023

HACKER, JOHNSON & SMITH PA

Certified Public Accountants

JAMES I BLACK & COMPANY

FOCUS REPORT

DECEMBER 31, 2023

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: James I. Black & Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

311 South Florida Avenue
(No. and Street)

Lakeland (City) FL (State) 33801 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Natasha Steadman (Name) 863-686-4163 (Area Code – Telephone Number) nls@jamesiblack.c (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hacker, Johnson, Smith, PA
(Name – if individual, state last, first, and middle name)

500 N. Westshore Blvd (Address) Tampa (City) FL (State) 33609 (Zip Code)

09/29/2003 (Date of Registration with PCAOB)(if applicable) 400 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald L. Black, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of James I. Black & Company, as of 2/23, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LADAWNA S. JENKINS
MY COMMISSION # HH 203461
EXPIRES: August 1, 2025
Bonded Thru Notary Public Underwriters

Signature:

Title:
President, CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY
DECEMBER 31, 2023

ASSETS		
Cash and cash equivalents	$	836,523
Cash segregated for regulatory purposes		125,000
Receivables:		
Brokerage customers		121
Broker-dealers and clearing organizations		113,250
Furniture and equipment, net of accumulated depreciation of $80,744		15,638
TOTAL ASSETS	$	1,090,532
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Brokerage customers	$	23,168
Accounts payable and accrued expenses		49,225
Total Liabilities		72,393
Commitments (Note F)		
Stockholders' Equity		
Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share		50,000
Additional paid-in capital		155,977
Retained earnings		812,162
Total Stockholders' Equity		1,018,139
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,090,532

Read Notes to Financial Statements

STATEMENT OF INCOME
JAMES I. BLACK & COMPANY
Year Ended December 31, 2023

REVENUES	
Commissions and fees	$ 1,214,133
Trailing commissions	714,586
Other	595
	1,929,314
EXPENSES	
Employee compensation and benefits	1,626,882
Floor brokerage, exchange and clearance fees	27,836
Communications and data processing	69,134
Occupancy	93,764
Other	110,932
	1,928,548
INCOME BEFORE INCOME TAXES	766
Provision for income taxes	200
NET INCOME	$ 566

Read Notes to Financial Statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I. BLACK & COMPANY
Year Ended December 31, 2023

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2022	$ 50,000	$ 155,977	$ 811,596	$ 1,017,573
Net income	-0-	-0-	566	566
Balance at December 31, 2023	$ 50,000	$ 155,977	$ 812,162	$ 1,018,139

Read Notes to Financial Statements

STATEMENT OF CASH FLOWS
JAMES I. BLACK & COMPANY

Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 566
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,086
(Increase) decrease in operating assets:	
Receivables:	
Brokers-dealers and clearing organizations	23,450
Brokerage customers	(42)
Increase (decrease) in operating liabilities:	
Payables:	
Brokerage customers	12,944
Accounts payable and accrued expenses	(15,025)
NET CASH PROVIDED BY OPERATING ACTIVITIES	29,979
NET INCREASE IN CASH	29,979
CASH AND SEGREGATED CASH AT BEGINNING OF YEAR	931,544
CASH AND SEGREGATED CASH AT END OF YEAR	$ 961,523
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ -0-
Income tax paid	$ 3,000

Read Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY
December 31, 2023 and for the Year then Ended

NOTE A - - ORGANIZATION AND NATURE OF BUSINESS

Organization - James I. Black & Company, Inc. (the Company) is a securities broker-dealer with its primary office and operations in Lakeland, Florida.

The Company was incorporated in 1964 in the state of Florida. The Company acts both as a clearing broker and as an introducing broker for securities transactions. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), in the states of Florida, Texas, Nevada and New York with approximately 90% of its customers located in Florida. The primary regulators are the Financial Industry Regulatory Authority Inc. (FINRA) and for municipal securities, the Municipal Securities Rulemaking Board. Additionally, the Company is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker. The CFTC has designated the National Futures Association as the primary regulator for its futures and commodities trading activities. The Company is a Registered Investment Advisor (RIA).

NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash segregated for regulatory purposes - In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company as a broker-dealer is subject to requirements related to maintaining cash in a segregated reserve account for the exclusive benefit of its clients. Segregated cash as of December 31, 2023 was $125,000.

Furniture and equipment - Furniture and equipment are stated at cost. Depreciation is determined using the declining – balance method over the estimated useful lives of the assets, ranging from five to seven years. Furniture and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising - The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $2,691 for the year ended December 31, 2023.

Bad debts - The Company records bad debts using the direct write-off method (which approximates allowance method) whereby receivables are charged to bad debt expense when they are determined to be uncollectible. The Company historically has not experienced significant bad debts. As of December 31, 2023, no allowance for uncollectible receivables was deemed necessary.

Revenue Recognition - The following summarizes the Company's revenue recognition accounting policies for contracts with customers.

Commissions and fees revenue - Commissions and fees revenue are earned primarily from transactions executed over various exchanges, the sale of investment company shares (mutual funds), executed commodity futures transactions, security transactions for acting as an "introducer" broker and custodial fees. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company receives custodial fees related to stock held in its vault. The Company believes the performance obligation is satisfied over time and recognizes the fees on a monthly basis.

Trail Commissions -The Company receives payments from mutual fund and insurance companies in the form of distribution and/or service fees (12b-1 fees), trail commissions or renewal commissions, which are fully described in the applicable prospectus or offering document. Trails are typically paid from the assets of the investment product and the amount is calculated as an annual percentage of assets invested by the Company's customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

NOTE C - - RECEIVABLE FROM AND PAYABLE TO BROKERAGE CUSTOMERS

Accounts receivable from and payable to brokerage customers include amounts arising from cash transactions.

NOTE D - - SECURITIES OWNED

The Company may at times, own securities but maintains a general policy which avoids trading for its own account and the investment risks associated with such activity. During 2023 the Company realized no gains or losses from any trading activity. The company did not have any long or short security positions at December 31, 2023.

NOTE E - - LIABILITIES SUBORDINATED

The Company had no liabilities subordinated to claims of general creditors as of December 31, 2023, nor were there any increases or decreases in such liabilities during the year. Accordingly, no statement of changes in liabilities subordinated is presented.

NOTE F - - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an operating lease for office space. In addition, the aggregate future minimum annual rental commitment under the lease, which expires on August 1, 2024, is $1,300 per month. Future minimum payments under non-cancelable leases are as follows:

December 31	Amount
2024	$ 9,100

NOTE G - - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities and commodities as either principal or agent on behalf of its cash customers. If either the customer or counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

NOTE H - - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. Concentration of credit risks as of December 31, 2023, amounted to cash deposits of $539,960.

NOTE I - - RELATED-PARTY TRANSACTIONS

ITB Capital Management LLC (ITB) a major customer of the Company is a commodity futures pool operator which is partially owned by an employee-stockholder of the Company. ITB manages investment funds for qualified individuals and other entities within the various ITB Funds. ITB transacted their business through the National Futures Association during 2023 with the firms StoneX Financial and Marex. A portion of these commissions and fees generated by ITB transactions were earned by the Company for acting as "introducer" broker. The Company earned approximately $800,000 of such revenue for the year 2023. In addition, ITB paid directly to third parties $15,300 of communication and occupancy expenses incurred by the Company. ITB's payment was based on usages agreed upon between the Company and ITB.

NOTE I - RELATED-PARTY TRANSACTIONS (CONTINUED)

The Company leases office space on an annual basis from an entity owned by two of its stockholders. The rental expense of $15,600 is included in occupancy expense for the year ended December 31, 2023.

NOTE J - - INCOME TAXES

A reconciliation of the expected and the reported provision for corporate income tax for 2023 are as follows:

Income taxes (benefit) expected based upon statutory rates	$ 161
Income tax benefit from net operating loss carryover	(383)
Effect of nondeductible and other items, rounded	422
Provision for income taxes	$ 200

The Company has a federal net operating loss carryover of approximately $179,836 at December 31, 2023. This remaining net loss carryover may be carried forward indefinitely or until absorbed by future taxable income.

In accordance with GAAP, deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Management believes any such differences are immaterial to the overall financial statements as of December 31, 2023.

NOTE J - - INCOME TAXES (CONTINUED)

GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.

The Company's Federal and Florida income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2023, the years 2020 through 2022 are subject to examination.

NOTE K - - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a result, the Company is required to maintain a minimum net capital level as follows as of December 31, 2023:

Net capital	$ 914,251
Net capital requirement	250,000
Excess net capital	$ 664,251

NOTE L - - COMPUTATION OF RESERVE REQUIREMENTS

As of December 31, 2023, the Company had a required reserve requirement computation of $24,199, pursuant to Rule 15c3-3 of the Securities and Exchange Commission, which was appropriately satisfied with an amount on deposit of $125,000 as of December 31, 2023.

NOTE M - - SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES

During 2004, the Company established a Savings Incentive Match Plan for Employees (SIMPLE – IRA), whereby the employees may elect to contribute up to the maximum allowed amount of their gross wages upon meeting age and length of service requirements. The Company matches employee contributions up to 3% of electing employees' wages. Employer contributions to the Plan totaled $21,141 for the year ended December 31, 2023.

NOTE N - - SUBSEQUENT EVENTS

Management has evaluated events through February 23, 2024, the date on which the financial statements were available to be issued. As a result of such evaluation, management has determined that no recognized (Type I) or non-recognized (Type II) subsequent events have taken place.

SUPPLEMENTARY FINANCIAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JAMES I BLACK & COMPANY
As of December 31, 2023

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2023

Stockholders' equity		$ 1,018,139
Deductions and charges		
Non-allowable assets		
Furniture and equipment	$ 15,638	
Other receivables	88,250	
		103,888
Net capital before haircuts on security positions		914,251
Less:		
Haircuts on security positions		-0-
Net capital		$ 914,251
Aggregate indebtedness		$ 72,393
Minimum net capital required		$ 250,000
Excess net capital		$ 664,251
Net capital less 120% of minimum net capital required		$ 614,251
Ratio: Aggregate indebtedness to net capital	7.92%	

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2023)

Net capital as reported in Company's Part II (unaudited FOCUS report)	$ 914,251
Adjustments	-0-
Net capital per above	$ 914,251

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2023

Credit balances:		
Free credit balances and other credit balances in customer's securities accounts	$	23,168
Customers' securities failed to receive		-0-
Total credit items		23,168
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		121
Other – Concentration Charges		-0-
Total debit items		121
RESERVE COMPUTATION		
Excess of total credits over total debits	$	23,047
105% of excess of total credits; required reserve deposit	$	24,199
Amount held on Deposit in Reserve Bank Account 12/31/2023	$	125,000
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of Form X-17A-5 as of December 31, 2023)		
Required deposit as reported in Company's Part II (Unaudited FOCUS Report)	$	24,199
Adjustments		-0-
Required deposit per this computation	$	24,199

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2023

	Market Value	Number of items
1) Customer's fully paid and excess margin securities not in the Company's possession or control as of December 31, 2023 but for which instructions to reduce possession or control had been issued as of December 31, 2023, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
2) Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2023 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I BLACK & COMPANY

As of December 31, 2023

The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 3.7 and the regulations there under, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers and maintains and preserves such books and records thereto.

James I. Black & Company

CORRESPONDENTS
IN NEW YORK, CHICAGO
AND OTHER MAJOR CITIES

INCORPORATED
Telephone: (863) 686-4163
FAX: (863) 688-8908
311 South Florida Avenue
Lakeland, FL 33801

STOCKS, BONDS
AND
MUTUAL FUNDS
Member SIPC

Schedule V
Report on Internal Control over Compliance

February 23, 2024

James I Black & Company (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F .R. §240. l 7a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240. l 7a-5(d)(l) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule l 7a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2023.

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2023;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-l and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2023; and

(5) The information the Company used to state that the Company was in compliance with 17C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

James I Black & Company

I, Gerald L. Black, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By:____________________
Title: President; CEO

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
of James I. Black & Company
Lakeland, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of James I. Black & Company (the "Company") as of December 31, 2023, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules (I, II, III, IV) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules (I, II, III, IV) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as James I. Black & Company's auditor since 2014.
Tampa, Florida
February 23, 2024

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm on Examination Engagement on Internal Control Over Compliance

To the Stockholders
James I. Black & Company
Lakeland, Florida:

We have examined James I. Black & Company's statements, included in the accompanying Report on Internal Control over Compliance, that (1) James I. Black & Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2023; (2) James I. Black & Company's internal control over compliance was effective as of December 31, 2023; (3) James I. Black & Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023; and (4) the information used to state that James I. Black & Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3 (e) was derived from James I. Black & Company's books and records. James I. Black & Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing James I. Black & Company with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or FINIRA rule 2231, that requires account statements to be sent to the customers of James I. Black & Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on James I. Black & Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether James I. Black & Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2023; James I. Black & Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023 was derived from James I. Black & Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating James I. Black & Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from James I. Black & Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, James I. Black & Company's statements referred to above are fairly stated, in all material respects.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 23, 2024

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

James I. Black & Company
311 South Florida Avenue
Lakeland, Florida 33801

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investment Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the SIPC for the Year Ended December 31, 2023, which were agreed to by James I. Black & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating James I. Black & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). James I. Black & Company's management is responsible for James I. Black & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2023, with the amounts reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the income statement for the year ended December 31, 2023 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 23, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
JAMES I BLACK & COMPANY	8-12077

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,929,314.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 1,929,314.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 1,080,499.00	
b	Revenues from commodity transactions.	$ 809,793.00	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 585.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 1,890,877.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 38,437.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 57.00
9	Current overpayment/credit balance, if any			$ 156.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 27.86	
11	a Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 27.86		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$ 0.00		
	d Add lines 11a through 11c		$ 27.86	
12	**LESSER** of line 10 or 11d.			$ 27.86
13	a Amount from line 8		$ 57.00	
	b Amount from line 9		$ 156.00	
	c Amount from line 12		$ 27.86	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 126.86)
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16	Overpayment/credit carried forward (if applicable)			($ 126.86)

SEC No. 8-12077	*Designated Examining Authority* DEA: FINRA	*FYE* 2023	*Month* Dec
MEMBER NAME	JAMES I BLACK & COMPANY		
MAILING ADDRESS	311 S FLORIDA AVE LAKELAND, FL 33801		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

JAMES I BLACK & COMPANY	NATASHA LYNN STEADMAN
(Name of SIPC Member)	(Authorized Signatory)
1/25/2024	nls@jamesiblack.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Independent AML Testing Report

James I. Black & Co.

Testing Period
2023

2023 Independent AML Testing Report

James I. Black & Co.

EXECUTIVE SUMMARY

Pursuant to FINRA Rule 3310(c), Ohab & Co., PA ("Ohab") performed independent testing of the Anti-Money Laundering ("AML") Compliance Program for James I. Black & Co. (the "Firm"). Due to the limited scope of the Firm's business and customer base (as discussed below), Ohab was able to perform the Firm's 2023 AML Testing via a "remote audit" procedure. The remote audit procedure follows the same process Ohab uses for its "on-site" AML Testing with the only difference being the review of documents and information occurs remotely rather than on-site. The AML Testing began on 12/13/2023 and was concluded on the date of this report. Ohab compliments the Firm and its staff on the attitude toward compliance with the letter and spirit of FINRA Rule 3310 and the current AML laws, regulations and rules.

The "Testing Period" was the calendar year 2023. The following report details the examination process, areas examined and, where applicable, observations, notes and exceptions as well as corrective action to help keep the Firm in compliance.

In general, the Firm has implemented and administered its AML Compliance Program consistent with FINRA guidance prior to consulting and engaging Ohab.

While this report contains recommendations to the Firm that may improve the administration of its AML compliance program Ohab found no evidence of a material violation of related regulatory requirements.

EXAMINATION PROCESS

Ohab utilizes a three part approach when performing independent testing for AML compliance:

- Interviews (initial and during the document review portion) with compliance personnel to test the knowledge and understanding of AML compliance requirements;
- A review of records and documentation evidencing compliance with specific AML compliance requirements; and
- An Exit interview and review of observations and exceptions noted.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751
Certified Public Accountants
Email: pam@ohabco.com
Telephone 407-740-7311
Fax 407-740-6441

Ohab's AML Testing includes, at a minimum: (1) evaluating the overall integrity and effectiveness of the Firm's AML compliance program; (2) evaluating the Firm's procedures for BSA reporting and recordkeeping requirements; (3) evaluating the implementation and maintenance of the Firm's CIP; (4) evaluating the Firm's customer due diligence requirements; (5) evaluating our the Firm's transactions, with an emphasis on high-risk areas; (6) evaluating the adequacy of the Firm's staff training program; (7) evaluating the Firm's systems, whether automated or manual, for identifying suspicious activity; (8) evaluating the Firm's system for reporting suspicious activity; (9) evaluating the Firm's policy for reviewing accounts that generate multiple SAR-SF filings (when applicable); and (10) evaluating the Firm's response to previously identified deficiencies.

INTERVIEWS WITH COMPLIANCE PERSONNEL

Ohab performed an initial interview with the Firm's AML Compliance Officer, Natasha Steadman. The compliance principal demonstrated an understanding of the Firm's compliance procedures and an understanding of current AML laws, rules and regulations. Ms. Steadman has been the compliance office with JIB for many years and has a robust knowledge of the Firm's business. Additionally, Ms. Steadman controls many of the Firms procedures daily.

Nature of Business

Ohab notes that the Firm's securities business can be generally summarized as the traditional offering of securities investments to retail and high net worth investors. The Firm maintains funded accounts for its customers both via its clearing broker, Interactive Brokers, as well as, as a self-clearing institution. Respectively, the Firm handles traditional requests that involve a number of AML related items that may include the transfer and payment of funds, the deposit of securities, exchange and OTC trading and the general processing of customer requests.

For purposes of this report, Ohab acknowledges and understands FINRA's current position related to AML compliance; however, all of the recommendations contained herein assume a best practice approach and that each client of the Firm may be deemed a customer by the Firm's regulators.

REVIEW OF PROCEDURES, RECORDS AND DOCUMENTATION

Results of the review of specific procedures, records, documents and areas examined are set forth in this report. Detail on certain documents and specific information reviewed as part of the independent testing is contained on the "Items Reviewed" list attached to this report. Except where noted, Ohab utilized a "sample" testing approach.

OBSERVATIONS ON REVIEW OF RECORDS AND DOCUMENTATION

Written AML Compliance Program

Ohab reviewed the Firm's AML Compliance Program. The AML Compliance Program was updated during the period. In addition to the Firm's procedures, the Firm's clearing broker has agreed to perform certain CIP functions alongside the Firm.

Recommended Corrective Action:

- None.

Designation of the AML Compliance Person and Duties

The AML Compliance Program clearly designates Natasha Steadman as the AML Compliance Officer.

Recommended Corrective Action:

- None.

Giving AML Information to Federal Law Enforcement Agencies and Other Financial Institutions

FinCEN Requests Under USA PATRIOT Act Section 314(a)

The Firm reviewed all FinCEN requests timely during the Testing Period as evidenced by the provided blotter.

Recommended Corrective Action:

- None.

National Security Letters

The Firm's AML Compliance officer confirmed that its associated persons are aware of the confidential nature of National Security Letters and the requirements for responding to them; however, the firm did not receive any during the Testing Period.

Recommended Corrective Action:

- None.

Grand Jury Subpoenas

The Firm's AML Compliance Officer confirmed that its associated persons are aware of the confidential nature of Grand Jury Subpoenas and the requirements for responding but received none during the Testing Period.

Recommended Corrective Action:

- None.

Sharing Information with Other Financial Institutions

The Firm did not share information with any other financial institutions pursuant to Section 314(b) but is aware of the requirement to file initial and annual notices with FinCEN and to verify that the other financial institution has made such filings as well before sharing such information.

Recommended Corrective Action:

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

- None.

Joint SAR Filings

The Firm's associated persons are aware of the requirements for joint SAR Filings and sharing information with parent companies. The Firm does not have a parent or any subsidiaries.

Recommended Corrective Action:

- None.

CDD Rule and Identifying the Nature and Purpose of the Customer Relationship

As of May 11th, 2018 the Firm addressed the so-called new pillars of CDD as per FINCEN guidance. The Firm's procedures adequately addressed changes in due diligence requirements related to the nature and purpose of customer relationships. The Firm generally does not engage legal entity customers; however, the Firm did incorporate guidance and the respective templates per the Rule.

- None.

Checking the Office of Foreign Assets Controls (OFAC) Listings

Ohab reviewed all of the new accounts opened during the period. The Firm provided evidence that it performed a timely check using the OFAC search tool.

Recommended Corrective Action:

- None.

Customer Identification Program

The Firm maintains a written Customer Identification Program ("CIP") as part of its AML Compliance Program that appears consistent with current AML Rules. The Firm represented that it provided Ohab with all documents related to the inquiry.

Recommended Corrective Action:

- None.

Verification

Ohab reviewed the Firm's new accounts in all cases the Firm sufficiently verified the identity of its newly established relationships during the Testing Period.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Recommended Corrective Action:

- None.

CIP Notification

The Firm adequately provides CIP notification at the beginning of each new relationship on its NAF.

Recommended Corrective Action:

- None.

Higher Risk Customer Due Diligence

The Firm indicated that it did not identify any higher risk accounts during the testing period. Given the Firm's business model and target customer base, such results are reasonable.

Recommended Corrective Action:

- None.

Correspondent Accounts for Foreign Shell Banks

The Firm does not maintain correspondent accounts for any foreign shell banks. Given the Firm's limited business (i.e., no clearing relationship), such results are reasonable.

Recommended Action:

- Not applicable.

Enhanced Due Diligence for Foreign Financial Institutions

The Firm represented that none of its customers are foreign financial institutions. Ohab reviewed the nature of parties to the transaction sample provided and found no evidence of a foreign financial institution.

Recommended Action:

- None.

Enhanced Due Diligence for Private Banking Accounts/Senior Foreign Political Figures

The Firm represented that it does not open or maintain private banking accounts. Ohab found no evidence that any private banking accounts were opened in the Testing Period.

Recommended Corrective Action:

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

- Not applicable.

Compliance with Special Measures – Section 311

The Firm and its AML principals are aware of the requirements of Section 311. Ohab found no evidence of a foreign bank or foreign financial institution relationship.

Recommended Corrective Action:

- None.

Monitoring Accounts for Suspicious Activity (including any "Red Flags")

Ohab reviewed several areas to verify that the Firm is monitoring for suspicious activities, including: Monetary Transactions, Trading Activity and Customer Account Information.

Monetary Transactions.

The Firm provided Ohab monetary activity for the testing period. The activity was consistent with expectations of a retail brokerage business. No red flags noted.

Trading and Certificate Activity

The Firm provided Ohab with trading activity for the testing period. The activity was consistent with expectations of a retail brokerage business. No red flags noted.

Customer Account Information

Ohab reviewed the customer files presented for the Testing Period. No suspicious activity was found in the account opening process.

Recommended Corrective Action:

- None.

Suspicious Transactions and BSA Reporting

The Firm's associated persons are aware of its SAR filing responsibilities and the requirement of confidentiality. NOTE: OHAB DOES NOT REQUEST OR RECEIVE INFORMATION REGARDING THE FILING OF SARs.

Recommended Corrective Action:

- None

Currency Transaction Reports

The Firm's AML Compliance Officer reviews and signs off on transactions. No flags noted in the 104 Forms provided.

Recommended Corrective Action:

- None.

Currency and Monetary Instrument Transportation Reports

The Firm's principals represented that the Firm was not involved in any transaction where cash or cash-like monetary instruments of more than $10,000 were physically transported into or outside of the US. As a result, the Firm's principals represented that the Firm filed no CMIRs in the Testing Period. Ohab found no evidence of any such transaction.

Recommended Corrective Action:

- Not applicable.

Foreign Bank and Financial Accounts

The Firm's principal represented that the Firm did not have any financial interest in or signature authority for a bank account in a foreign country. The principal understands the filing requirements of IRS Form 5471 should circumstances change.

Recommended Corrective Action:

- Not applicable.

Monetary Instrument Purchases

The Firm's AML principal represented that the Firm did not issue bank checks or drafts, cashier's checks, money orders or traveler's checks during the Testing Period. Ohab found no evidence of any such transactions.

Recommended Corrective Action:

- Not applicable.

Fund Transfer Rules and Treasury Joint and Travel Rules

Ohab reviewed the sample provided by the Firm, no flags noted.

Recommended Corrective Action:

- None.

AML Record Keeping

The Firm's associated persons are aware of current AML Record Keeping responsibilities. Except as specifically noted in this Report, the Firm properly created and maintained required AML Records.

Recommended Corrective Action:

- None.

Clearing/Introducing Firm Relationships & Sharing Information

The Firm is both an introducing and self-clearing broker.

Recommended Corrective Action:

- None.

AML Training

The Firm presented evidence that it had performed adequate AML Training during the Testing Period for its registered representatives and principals.

Recommended Corrective Action:

- None.

AML Testing

Ohab & Co., PA has been engaged to perform the Firm's annual independent AML testing.

Recommended Corrective Action:

- None.

Monitoring Employee Conduct and Accounts

The Firm's AML Compliance Officer is the principal designated to review employee conduct and accounts. The AML Compliance Officer is aware of the responsibilities to monitor employee conduct and their outside brokerage accounts and has represented that the Firm's AML procedures are applied to employee conduct and accounts in the same manner as applied to customers.

Recommended Corrective Action:

- None.

Confidential Reporting of AML Non-Compliance

The Firm's associated persons are aware of the Firm's responsibilities to ensure that employees who report AML violations are protected from retaliation.

Recommended Corrective Action:

- None.

Additional Risk Areas

The Firm's AML Compliance Officer indicated that he has reviewed all areas of the Firm's business to identify potential money laundering risks that may not be covered in its AML Compliance Program. Ohab reviewed the Firm's business and found no other potential money laundering risks that may not be covered in its AML Compliance Program. Given its limited customer involvement, the Firm has an extremely low risk of facilitating any money laundering activity.

Recommended Corrective Action:

- None.

Cybersecurity

The Firm has a robust cybersecurity program used to ensure compliance with AML related items.

Recommended Corrective Action:

- None.

Senior Manager Approval

The Firm's senior management has approved the AML Compliance Program in writing during the Testing Period.

Recommended Corrective Action:

- None.

EXIT INTERVIEW

Ohab performed an exit interview with the Firm's compliance officer during which all observations were discussed.

CONFIDENTIALITY

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Ohab and its staff acknowledge the Firm's requirement to maintain its customer and Firm information in strict confidence pursuant to Regulation SP, FINRA Rules as well as other related federal and state laws, regulations and rules ("Confidentiality Requirements"). Ohab and its staff do not retain or make records of any customer identifying information, personal financial information or other information that may be considered personal or of a sensitive nature. Ohab and its staff hereby agree to keep all information obtained during the course of its AML Testing strictly confidential and to comply with the Firm's Confidentiality Requirements as well as the Firm's internal policies regarding confidentiality.

Ohab & Co.
December 15, 2023

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

AML Testing Completed: December 15, 2023
Ohab & Co., PA
ITEMS REVIEWED
James I Black & Co.
Testing Period: 2023

1. Copy of AML Compliance Program and written Customer Identification Program (if not a part thereof).
2. Copy of most recent FINRA examination/audit report and SEC examination/audit report.
3. Copy of any other SRO or State Securities Agency examination/audit.
4. List of transactions initiated or completed within the Testing Period. Please include each client/customer's name and address. Please include any person or entity with whom the Firm has entered into an engagement or representation agreement.
5. Transaction/account files for all transactions initiated or completed during the Testing Period. NOTE: Transaction/account files should include the following:
   a) All required identifying information (i.e., name, address, Tax ID number);
   b) CIP verification documents (i.e., corporate formation documents or verification information from Secretary of State websites); and
   c) Evidence of OFAC checks on the client/customer and principal officers
   d) Evidence that the Company communicated or delivered the "Customer Identification Program Notice" to each client/customer.
6. If any client/customer relationships were established with a foreign bank or financial institution, a copy of all certifications (and any updates) N/A
7. If the firm assisted any client/customer with a monetary transaction during the Testing Period (e.g., CUSTOMER wire transfers, checks received and delivered, ACH transfers, journals, LOAs, etc.), records of monetary transaction.
8. Evidence that the Company reviewed its files for FinCEN requests during the Testing Period. 2023
9. Evidence of AML training at least annually during the Testing Period. 2023
10. Evidence that the Company reviewed (and updated if necessary) its AML Compliance Officer designation/contact information on the FINRA Contact System within 17 business days of the end of the prior Testing Period.

Please note that additional documents may have been requested during the testing process.